UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

HOMEAWAY, INC.

(Name of Subject Company)

HOMEAWAY, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43739Q100

(CUSIP Number of Class of Securities)

Brian H. Sharples

Chairman, President and Chief Executive Officer

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

(512) 684-1100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul R. Tobias, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

900 South Capital of Texas Hwy

Las Cimas IV, Fifth Floor

Austin, TX 78746-5546

(512) 338-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by HomeAway, Inc., a Delaware corporation (“HomeAway”), with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2015, relating to the exchange offer by HMS 1 Inc. (“Offeror”), a Delaware corporation and a direct wholly owned subsidiary of Expedia, Inc., a Delaware corporation (“Expedia”), to exchange each outstanding share of common stock of HomeAway for $10.15 in cash and 0.2065 of a validly issued, fully paid and non-assessable share of common stock, $0.0001 par value per share, of Expedia, plus cash in lieu of any fractional shares, in each case, without interest and less any applicable withholding taxes, as disclosed in the Tender Offer Statement on Schedule TO filed by Expedia with the SEC on November 16, 2015.

Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows by including the following new subsection at the end thereof:

Final Results of the Offer

The offer and withdrawal rights expired as scheduled at 12:00 midnight, Eastern Standard Time, at the end of December 14, 2015. Computershare Trust Company, N.A., the depositary and exchange agent for the offer, has advised that, as of the expiration date, 63,068,486 HomeAway shares had been validly tendered and not validly withdrawn in accordance with the terms of the offer, representing approximately 64.8% of the HomeAway shares outstanding at such time. All HomeAway shares that were validly tendered and not validly withdrawn in accordance with the terms of the offer have been accepted for exchange by Offeror and the offer has been consummated.

Following the consummation of the offer, Expedia intends to acquire the remaining HomeAway shares through the first merger. Offeror has acquired a sufficient number of HomeAway shares to complete the first merger without a meeting of stockholders of HomeAway in accordance with Section 251(h) of the DGCL. Accordingly, the first merger will be completed pursuant to Section 251(h) of the DGCL. At the first effective time, each HomeAway share not acquired in the offer (other than (i) HomeAway shares issued and outstanding immediately prior to the first effective time that are owned by HomeAway or owned by Expedia or the Offeror, or by any direct or indirect wholly owned subsidiary of Expedia or HomeAway; (ii) HomeAway shares issued and outstanding immediately prior to the first effective time that are owned by any direct or indirect wholly owned subsidiary of Expedia (other than Offeror) or of HomeAway; and (iii) HomeAway shares held by HomeAway stockholders, if any, who have validly asserted appraisal rights under the DGCL) will be cancelled and converted into the right to receive the offer consideration. Following the first merger, the HomeAway shares will be delisted and cease to trade on the NASDAQ Global Select Market, will be deregistered under the Exchange Act, and HomeAway will no longer file periodic reports with the SEC on account of the HomeAway shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOMEAWAY, INC.

Date: December 15, 2015	By:	/s/ Lynn Atchison
Name: Lynn Atchison
Title: Chief Financial Officer